Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following press release was issued by Stratasys Ltd. on September 14, 2023.

Nothing New: 3D Systems Announcement Only Repeats Already Rejected Inadequate Offer

Stratasys Issues Investor Presentation Highlighting Serious Challenges With 3D Systems and its Inadequate Offer

MINNEAPOLIS & REHOVOT, Israel—September 14, 2023 – Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today issued the following statement in response to a press release issued by 3D Systems Corporation (NYSE: DDD) (“3D Systems”) on September 13, 2023.

The proposal referenced in 3D Systems’ press release on September 13 did not revise the terms, or change any substantial details, of the revised proposal made by 3D Systems on September 6. The Stratasys Board of Directors previously reviewed 3D Systems’ September 6 revised proposal and unanimously determined that the revised proposal, which is 35% lower than the value implied by 3D Systems’ July 13 proposal and comprises consideration with a nominal value of only $15.26 per Stratasys ordinary share as of September 11, 2023, continues to significantly undervalue Stratasys and does not constitute a “Superior Proposal” as defined in Stratasys’ merger agreement with Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”). The merger agreement filed by 3D Systems on September 13 is in substantially the same form as it shared with the Stratasys Board on September 6, as 3D Systems itself admits. The Stratasys Board’s response to 3D Systems’ September 6 revised proposal remains unchanged.

3D Systems’ press release yesterday contained a number of false and misleading statements:

•	Contrary to statements by Dr. Jeffrey Graves, 3D Systems’ President and CEO, that the Stratasys Board was “only interested in the appearance of engagement to appease shareholders,” Stratasys conducted a thorough due diligence process spanning two months with hundreds of hours invested by Stratasys’ Board, management and advisors. As previously disclosed, Stratasys communicated its concerns regarding 3D Systems’ July 13 proposal on August 22, including based on the findings of its extensive due diligence review. 3D Systems’ September 6 proposal, which it reiterated yesterday, did not sufficiently address those concerns and, for reasons previously disclosed, the Stratasys Board unanimously determined that it did not constitute a Superior Proposal as defined in Stratasys’ merger agreement with Desktop Metal.

•	3D Systems’ claims that the Stratasys Board is entrenched are again contrary to fact. As we stated in our September 12 press release, Stratasys was very clear with 3D Systems that we were not concerned about the specific composition of a combined company’s board despite Stratasys shareholders’ large ownership, but Stratasys did insist on an appropriate management structure to ensure that the benefits of the combination would be achieved. 3D Systems was unable to address this concern or provide any detail on its plans to ensure that the combined company would have a best-in-class management team. Entrenchment? Perhaps. But not by Stratasys.

It is not surprising that 3D Systems continues to pursue an opportunistic acquisition of Stratasys that is larger than its own market cap, revenues and profits, given 3D Systems’ significantly sub-par business metrics, deteriorating standalone business outlook and its debt-repayment horizon. Indeed, we believe 3D Systems’ press release on July 27, setting a target date of August 4 to enter into a transaction with Stratasys, was intended to pressure Stratasys to limit its diligence process and enter into a deal before 3D Systems’ underperformance became public on August 9 with its disappointing second quarter earnings report and downward revisions to its guidance. We believe the gap between our companies’ market caps, revenues and profits will continue to widen over the next few quarters. It has become clear that 3D Systems – in light of its low margin business portfolio, mismanagement resulting in quarter after quarter of misses, and the deterioration of its business at an accelerating rate given recent customer developments – has no option but to tie itself to a stronger business. Nano Dimension had the same goal, and our shareholders knew better.

Stratasys also filed an investor presentation today reiterating the key reasons for the Stratasys Board’s unanimous rejection of 3D Systems’ September 6 proposal. The investor presentation is available at investors.stratasys.com.

As announced on May 25, 2023, Stratasys entered into a merger agreement with Desktop Metal (the “Desktop Metal Merger Agreement”), pursuant to which Desktop Metal agreed to combine with Stratasys in an all-stock transaction. The Stratasys Board reaffirms its unanimous approval, recommendation and declaration of advisability of the transaction with Desktop Metal.

Stratasys will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on Thursday, September 28, 2023, at 3:00 p.m. Israel time/ 8:00 a.m. Eastern time. The record date for shareholders entitled to vote at the Meeting was Thursday, August 24, 2023. The agenda for the Meeting includes, among other things, approval of certain matters to be effected in connection with the Desktop Metal Merger Agreement.

The Stratasys Board of Directors strongly encourages shareholders to vote “FOR” the Stratasys Merger-related proposal at the Stratasys EGM, and to thereby enable the value-enhancing Merger with Desktop Metal.

Whether or not you attend the Meeting, your vote is important. We urge you to participate and vote, regardless of the number of ordinary shares you own.

Shareholders in need of assistance voting their Stratasys ordinary shares should contact Morrow Sodali LLC, Stratasys’ proxy solicitor, at (800) 662-5200 or (203) 658-9400 toll-free or by email at SSYS@info.morrowsodali.com.

Advisors

J.P. Morgan is acting as exclusive financial advisor to Stratasys, and Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of Stratasys Ltd. and its consolidated subsidiaries (“Stratasys”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: factors relating to actions taken by or other developments involving Nano Dimension Ltd. (“Nano”), including any future unsolicited tender offer similar to its recently-expired partial tender offer for shares of Stratasys or Nano’s legal challenge to Stratasys’ shareholder rights plan, and actions taken by Stratasys or its shareholders with respect to such actions or developments; the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that were filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here, and the list of factors presented in the registration statement on Form F-4, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Reports of Foreign Private Issuer on Form 6-K that published its results for the quarter and six months ended June 30, 2023, which it furnished to the SEC on August 9, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal that also constitutes a prospectus of Stratasys. The registration statement was declared effective by the SEC on August 25, 2023. Stratasys filed the definitive proxy statement/prospectus with the SEC on August 28, 2023. The definitive proxy statement/prospectus was mailed to shareholders of Stratasys and Desktop Metal on or around August 28, 2023. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Stratasys are available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal are available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2023 Annual General Meeting of Shareholders, which was furnished to the SEC on July 12, 2023, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Use of Non-GAAP Financial Measures

This communication contains certain forward-looking non-GAAP measures, which are based on internal forecasts and represent management’s best judgment. Reconciliation of such measures to the most directly comparable GAAP financial measures cannot be furnished without unreasonable efforts due to inherent difficulty in forecasting the amount and timing of certain adjustments that are necessary for such reconciliations and which may significantly impact our GAAP results. In particular, sufficient information is not available to calculate certain adjustments that are required to prepare a forward-looking statement of revenue, margin and EBITDA in accordance with GAAP for fiscal years 2024 and beyond. Stratasys also believes that such reconciliations would also imply a degree of precision that would be confusing or inappropriate for these forward-looking measures, which are inherently uncertain. All revenue, margin, EBITDA and other P&L references are non-GAAP unless specified otherwise.

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

Morrow Sodali

SSYS@info.morrowsodali.com

(800) 662-5200

(203) 658-9400

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Israel Media
Erik Snider
Director, Global Public Relations
Erik.Snider@stratasys.com

Yael Arnon

Scherf Communications

yaela@scherfcom.com

+972527202703

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